UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                 to                  .

Commission file number:    000-21640

A.                                 Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

B.                                 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATION CASINOS, INC.
2411 WEST SAHARA AVENUE
LAS VEGAS, NV  89102

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Station Casinos, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Station Casinos, Inc. 401(k) Retirement Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Las Vegas, Nevada
June 25, 2007

STATION CASINOS, INC.
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets:
Investments, at fair value	$97,673,520	$69,643,908

Receivables:
Participant contributions	663,687	356,366
Employer contributions	128,876	82,993
Total receivables	792,563	439,359

Total assets	98,466,083	70,083,267

Liabilities:
Contributions refundable	35,841	43,858

Total liabilities	35,841	43,858

Net assets at fair value	98,430,242	70,039,409

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	400,567	243,358

Net assets available for benefits	$98,830,809	$70,282,767

The accompanying notes are an integral part of these financial statements.

STATION CASINOS, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended
	December 31,
	2006	2005

Additions:
Additions to net assets attributed to:
Interest and dividends	$3,397,432	$2,656,421
Interest on participant loans	307,054	204,686
Net appreciation in fair value of investments	4,734,382	2,203,438
Transfers from another trust	7,130,001	—
	15,568,869	5,064,545

Contributions:
Participant	17,428,312	10,146,579
Employer	3,247,018	2,253,745
	20,675,330	12,400,324

Total additions	36,244,199	17,464,869

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	7,555,714	8,012,890
Administrative expenses	140,443	106,078

Total deductions	7,696,157	8,118,968

Net increase in net assets	28,548,042	9,345,901

Net assets available for benefits:
Beginning of year	70,282,767	60,936,866
End of year	$98,830,809	$70,282,767

The accompanying notes are an integral part of these financial statements.

STATION CASINOS, INC.
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.             Description of the Plan

The following description of the Station Casinos, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information of the Plan, which has been legally established through a formal retirement Plan Document and Trust Agreement as amended. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

a.             General

The Plan is a qualified, defined contribution plan that provides participant-directed investment programs to all eligible employees of Station Casinos, Inc. (the “Company”) and of certain other participating entities who have completed three months of service and have attained the age of 21. Employees who are non-resident aliens that work outside of the United States, who are covered by a collective bargaining agreement, or who are leased from other organizations are not eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.             Plan Merger

Effective January 1, 2006, the Plan was amended to be a multiple employer plan and the Green Valley Ranch 401(k) Retirement Plan (“GVR Plan”) was merged into the Plan.   The balances of the GVR Plan were transferred to the Plan on January 3, 2006.  The total amount of funds transferred from the GVR Plan to the Plan was approximately $7.1 million.   The Plan includes several adopting employers.

c.             Contributions, Vesting and Allocation

Participants may make contributions to the Plan of any amount up to 100% of their annual compensation, but not to exceed the maximum dollar limit set by the Internal Revenue Service each year. Participants may make rollover contributions to the Plan. All participant contributions (including rollover contributions) plus actual earnings or losses thereon are immediately 100% vested and are nonforfeitable. Subject to the limitations described below, the Company makes matching contributions to the Plan on behalf of each participant in an amount equal to 50% of the first 4% of eligible compensation that a participant contributes to the Plan as pre-tax contributions. A participant is credited with a year of service for vesting purposes upon completion of 365 days (1 year) of service. A participant begins to vest in that portion of his or her account attributable to the Company’s matching contributions as follows:

Vesting Service	Vesting %
Less than 1 year	0
1 year	20
2 years	40
3 years	60
4 years	80
5 or more years	100

Each year the Company may make an additional discretionary profit sharing contribution to the Plan. The discretionary contribution would be allocated among the accounts of eligible participants. Participants begin to vest in the discretionary contribution in the same manner as the Company’s matching contribution outlined on the above schedule. In the event of termination of a participant by reason of death or disability, the full value of the participant’s account as of the immediately preceding valuation date becomes vested. The Company did not make any discretionary contributions for the years ended December 31, 2006 and 2005.

All contributions are invested in multiples of 1% as designated by the participant. A participant may direct his/her contributions into any of 15 investment options, one of which is the Station Casinos Stock Fund (“STN Stock Fund”), which consists of Station Casinos, Inc. common stock. A participant may only invest up to 20% of his or her account balance in the STN Stock Fund. A participant may change his/her investment options daily, subject to certain Plan provisions. Participants should refer to the Plan documents for a complete description of the investment options as well as for the detailed composition of each investment fund.

d.             Forfeitures

Subject to applicable regulations and the provisions of the Plan document, the portion of a participant’s account that is not vested is forfeited when the participant terminates employment with the Company. These forfeitures are first used to pay administrative expenses of the Plan and then are used to reduce future employer contributions payable under the Plan. Forfeitures for the years ended December 31, 2006 and 2005 were approximately $105,000 and $80,000, respectively. During 2006 and 2005, the Company applied approximately $74,000 and $100,000, respectively, from the forfeiture account to reduce employer contributions.  At December 31, 2006 and 2005, the balance in the forfeiture account was approximately $102,000 and $68,000, respectively.

e.             Payment of Benefits

Effective for the January 1, 2006 plan year, upon a participant’s death, disability, retirement from employment or termination of employment, a participant (or designated beneficiary) is entitled to receive his or her vested account balance in a lump sum payment. Additionally, participants with a vested account balance of less than $5,000 may elect an automatic rollover to another qualified vehicle as required under applicable regulations. Participants with a vested balance of less than $1,000 who do not elect to rollover to another qualified vehicle will receive an automatic distribution in the form of a lump sum payment. Participants reaching age 59 ½ or those suffering from an extreme hardship may request a distribution of all or a portion of their vested account balance.

f.              Participant Loans

Subject to the rules and limitations contained in the Plan, a participant is able to request a loan up to $50,000, but not to exceed 50% of the vested amount credited to his or her account. At December 31, 2006 and 2005, there were outstanding participant loans in the amount of $6.0 million and $4.2 million, respectively, which approximates the fair value of the loans. The participant loans bear interest at rates commensurate with those charged by persons in the business of lending money for loans that would be made under similar circumstances as of the date of the loan. At December 31, 2006, participant loan interest rates ranged from 5.0% to 10.5%. The loans require equal repayments of principal and interest (with payments not less than quarterly) over a period not to exceed five years, with the exception of loans borrowed specifically for the purpose of obtaining a primary residence which can extend up to 10 years.

g.             Administration

The Plan is administered by a committee designated by the Company’s Board of Directors (the “Station 401(k) Plan Administrative Committee”).

2.             Summary of Significant Accounting Policies

a.             Basis of Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

b.             Recently Issued Accounting Standard

The Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include a common collective trust fund with underlying investments consisting of fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

c.                                       Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

d.                                      Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

e.             Investment Valuation and Income Recognition

Mutual funds and the Company’s common stock are stated at fair value measured by the latest available quoted market prices in active markets. The fair value of the common/collective trust, a fully benefit-responsive investment contract, is determined based on quoted market values of the underlying securities.  The fully benefit-responsive investment contract is also stated at contract value, as this is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Participant loans and interest-bearing cash accounts are valued at cost plus accrued interest, which approximates fair value. Investment income is recorded as earned on a daily basis.

3.             Investments

Investments are summarized in the following table. Investments that represent 5% or more of the Plan’s net assets are separately identified and all remaining investments are included in “Other”.

	December 31,
	2006	2005
Mutual Funds:
DWS Capital Growth Fund - A	$21,637,922	$18,213,564
Templeton Foreign - A	—	4,949,232
American Funds Euro-Pacific Growth Fund	7,761,316	—
Pimco Total Return	6,512,624	4,388,028
Franklin Flex Cap Growth	5,068,427	3,854,189
Other	27,421,954	17,583,510
Total Mutual Funds	68,402,243	48,988,523
Collective Investment Trust:
DWS Stable Value Fund*	13,189,641	8,493,431
Station Casinos, Inc. Stock Fund	10,078,463	7,931,110
Participant Loans	6,003,173	4,230,844
Total Investments	$97,673,520	$69,643,908

*                    The contract value of the DWS Stable Value Fund was $13,590,208 and $8,736,789 at December 31, 2006 and 2005, respectively.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	For the year ended
	December 31,
	2006	2005
Mutual Funds	$2,945,146	$1,574,888
Station Casinos, Inc. Common Stock	1,789,236	628,550
Net appreciation of investments	$4,734,382	$2,203,438

4.             Income Tax Status of the Plan

Effective January 1, 2006, the Company is using an individually designed plan which is administered by ADP Retirement Services. The Company will file for a determination letter from the Internal Revenue Service pursuant to the requirements of Revenue Procedure 2007-44 which supersedes the guidance in Revenue Procedure 2005-66.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and will take any steps required to maintain the qualified status of the Plan. Therefore, they believe that the Plan and all amendments to the Plan are qualified, and the related trust was tax-exempt as of December 31, 2006.

5.             Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances.

6.             Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by ADP Retirement Services, the Plan’s recordkeeper, an affiliate of DWS Trust Company, the trustee of the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative and investment management services and loan origination costs amounted to $140,443 and $106,078 for the years ended December 31, 2006 and 2005, respectively. All other Plan expenses are paid by the Company. In addition, certain Plan investments are in Station Casinos, Inc. common stock, qualifying these transactions as party-in-interest transactions.

7.             Effect of Company Merger Agreement on Plan

On February 23, 2007, the Company entered into an Agreement and Plan of Merger with Fertitta Colony Partners LLC (“FCP”), a Nevada limited liability company, and FCP Acquisition Sub, a Nevada corporation and a wholly-owned subsidiary of FCP (“Merger Sub”).  The merger agreement was amended by the Company, FCP and Merger Sub as of May 4, 2007.  Pursuant to the terms of the merger agreement, Merger Sub will be merged with and into the Company, and as a result the Company will continue as the surviving corporation (such transaction, the “Merger”).

At the effective time of the Merger, each outstanding share of the Company’s common stock, including any rights associated therewith (other than shares of the Company’s common stock owned by FCP, Merger Sub, FCP Holding, Inc., a wholly-owned subsidiary of FCP, Fertitta Partners or any wholly-owned subsidiary of the Company or shares of the Company’s common stock held in treasury by the Company) will be cancelled and converted into the right to receive $90 in cash, without interest.  Following the consummation of the Merger, the Company will be privately owned through FCPHoldCo, Fertitta Partners and FCP VoteCo.  Certain members of management may be granted or otherwise acquire membership interests in FCP and Fertitta Partners.

If the Merger is completed, all contributions invested in the STN Stock Fund will be cancelled and converted into an amount of cash equal to the product of (i) the number of shares of Company stock credited to the participant’s account and (ii) $90.00 (such product referred to as the “Merger Cash”). In such event, the Merger Cash will be credited to the participant’s account who will be permitted to direct how that amount will be invested in other alternatives permitted by the Plan.  After that time, the Company’s stock will no longer be publicly traded on any stock exchange and it will no longer be offered as an investment alternative under the Plan.

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD  AT END OF YEAR) - DECEMBER 31, 2006

EIN 88-0136443

PLAN NUMBER 002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

* DWS Stable Value Fund **	Collective Investment Trust	$13,590,208
* DWS High Income Fund - A	Mutual Fund	3,954,401
Pimco Total Return	Mutual Fund	6,512,624
* DWS Value Builder Fund - A	Mutual Fund	3,795,108
T. Rowe Price Retire 2010	Mutual Fund	2,302,644
T. Rowe Price Retire 2020	Mutual Fund	2,611,028
T. Rowe Price Retire 2030	Mutual Fund	3,496,888
Franklin Flex Cap Growth	Mutual Fund	5,068,427
Allianz CCM Mid Cap Fund	Mutual Fund	2,301,252
* DWS Capital Growth Fund - A	Mutual Fund	21,637,922
* DWS Dremen High Return Equity - A	Mutual Fund	3,198,823
* DWS S&P 500 Index Fund - A	Mutual Fund	1,727,538
* DWS Small Cap Growth	Mutual Fund	4,034,272
American Funds Euro-Pacific Growth Fund	Mutual Fund	7,761,316
* Station Casinos, Inc. Stock Fund	Employer Securities	10,078,463
* Participant Loans	Interest Rates 5.0% - 10.5%;
	Maturity dates from January 2007
	through December 2016	6,003,173

		$98,074,087

*                    Indicates party-in-interest to the Plan.

**             Holds investment contracts valued at contract value.

EXHIBIT INDEX

Exhibit Number                     Description

23.1                                         Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	STATION CASINOS, INC. 401(k) RETIREMENT PLAN

	By:	/s/ Thomas M. Friel
Thomas M. Friel Executive Vice President, Chief Accounting Officer and Treasurer (Principal Accounting Officer)